Exhibit 99.4

Reports on internal controls

Reports on internal controls

Management’s report on internal control over financial reporting

The management of BCE Inc. (BCE) is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the board of directors, management and other personnel of BCE, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at December 31, 2025, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s evaluation of and conclusion on the effectiveness of our internal control over financial reporting did not include an evaluation of the internal control over financial reporting of Ziply Fiber, which we acquired on August 1, 2025. The contribution of Ziply Fiber operations to our consolidated financial statements for the year ended December 31, 2025 was approximately 2% of consolidated revenues and (1%) of consolidated net earnings. Additionally, at December 31, 2025, the current assets and current liabilities of Ziply Fiber represented approximately 2% and 2% of our consolidated current assets and current liabilities, respectively, and the non-current assets and non-current liabilities of Ziply Fiber represented approximately 12% and 1% of our consolidated non-current assets and non-current liabilities, respectively.

Based on that evaluation, which excluded the internal control over financial reporting of Ziply Fiber, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer concluded that our internal control over financial reporting was effective as at December 31, 2025. There were no material weaknesses that have been identified by BCE’s management in internal control over financial reporting as at December 31, 2025.

Our internal control over financial reporting as at December 31, 2025 has been audited by Ernst & Young LLP, independent registered public accounting firm, who also audited our consolidated financial statements for the year ended December 31, 2025. Ernst & Young LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting as at December 31, 2025.

(signed) Mirko Bibic

President and Chief Executive Officer

(signed) Curtis Millen

Executive Vice-President and Chief Financial Officer

(signed) Thierry Chaumont

Senior Vice-President, Controller and Tax

March 5, 2026

BCE INC. 2025 ANNUAL FINANCIAL REPORT	115

Reports on internal controls

Report of independent registered public accounting firm

To the shareholders and the Board of Directors of BCE Inc.

Opinion on internal control over financial reporting

We have audited BCE Inc.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, BCE Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls over financial reporting of Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (“Ziply Fiber”)), which was acquired on August 1, 2025. Ziply Fiber contributed approximately 2% of the Company’s consolidated revenues and (1%) of the Company’s consolidated net earnings for the year ended December 31, 2025. Additionally, at December 31, 2025, the current assets and current liabilities of Ziply Fiber constituted approximately 2% and 2% of the Company’s consolidated current assets and current liabilities, respectively, and the non-current assets and non-current liabilities of Ziply Fiber constituted approximately 12% and 1% of the Company’s consolidated non-current assets and non-current liabilities, respectively. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Ziply Fiber.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of and for the year ended December 31, 2025 and our report dated March 5, 2026 expressed an unqualified opinion thereon.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Montréal, Canada

March 5, 2026

116	BCE INC. 2025 ANNUAL FINANCIAL REPORT